Exhibit 99.1

PROVINCE OF MANITOBA
2006/07 QUARTERLY FINANCIAL REPORT
APRIL TO DECEMBER 2006

NOTES TO THE QUARTERLY FINANCIAL REPORT
This report presents the unaudited financial results of the Province of Manitoba for the third quarter of the 2006/07 fiscal year.
The report is based on the re-organized structure of departments announced on September 21, 2006. The comparative data provided for the 2005/06 fiscal year has been restated to reflect the current organizational structure of departments.
THIRD QUARTER – ACTUAL TO ESTIMATE
The third quarter result of net revenue (excess revenue over expenditure) of $48.6 million was $125.3 million better than the net expenditure projection (excess expenditure over revenue) of $76.7 million. The increase is a combined result of third quarter expenditures being $116.9 million less than estimated and revenue being $8.4 million higher than anticipated. The variances result primarily from differences in the timing of expenditures and receipts.
THIRD QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS
In total the third quarter net revenue was $73.3 million higher than for the same period last year.
Total revenues were $327.1 million more than the same period last year, mainly as a result of budgeted increases in transfers from the Government of Canada and in own source revenue.
Total expenditures were $253.8 million higher than the previous year. Program expenditures were $277.4 million higher while public debt costs were $23.6 million lower. The largest increases in program expenditures occurred in the departments of Health, Education, Citizenship and Youth, Family Services and Housing, Advanced Education and Literacy and Infrastructure and Transportation.
CAPITAL INVESTMENT
Overall, expenditures for tangible capital assets were $239.6 million, $30.3 million less than estimated for December 31, 2006, primarily due to timing variances related to the Manitoba Floodway Expansion. Total expenditures related to tangible capital assets were $96.0 million higher than the same period last year, related mainly to increased construction on provincial highways and roads and the Manitoba Floodway Expansion.
DEBT/PENSION REPAYMENT
The 2006 Budget provides for a $110.5 million contribution to the Debt Retirement Fund. As required by the balanced budget legislation, an allocation committee determines the share of those funds directed to pension or general purpose debt. In the 2006 Budget plan, the 2006/07 allocation is $85.5 million to the pension liability and $25.0 million for general purpose debt.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

ACCOUNTING POLICY UPDATE
As noted in the second quarter financial report, the Public Sector Accounting Board (PSAB) has issued a revision to the standard for tangible capital assets that affects how the province accounts for funds or assets received from other governments. Previously, under Manitoba’s accounting policy, contributions from Canada for capital projects were netted against the cost of the asset. The new policy requires that transfers from other governments be recorded as revenue in the year the expenditures are incurred. The quarterly results are restated to be consistent with the change in accounting policy.
In order to comply with Generally Accepted Accounting Principles (GAAP), the province provided increased capital investment expenditure authority in the current year for capital projects that are cost-shared with Canada and has adjusted revenue projections accordingly. The Office of the Auditor General was consulted and confirms the requirement for these in-year adjustments.
YEAR END PROJECTION
On a summary basis, the 2006 Budget projected a surplus of $148.0 million. Based on updated forecasts from all provincial entities and the changes in the operating fund explained below, the year-end surplus is projected to be higher than budget at $166.8 million.
Own Source revenues are forecast to be $98.2 million higher than budget, primarily due to an increase of $123.8 million in individual income tax as a result of higher income projections from Canada, combined with increases of $20.0 million in mining tax, $14.3 million in retail sales tax and $11.1 million from oil and natural gas tax revenue. These increases are offset by an expected decrease of $84.6 million in corporation income tax based on revised estimates from Canada and a decrease in corporation capital tax.
Transfers from Canada are forecast to be $89.4 million higher than budget including $48.9 million related to Bill C-48, $19.1 million from a revised estimate of Equalization entitlements, partial recovery of expenditures under the disaster financial assistance agreement and capital project contributions of $74.9 million, primarily related to the Manitoba Floodway Expansion. As noted above, contributions from Canada for capital projects must now be recorded as revenue in keeping with the change in accounting policy. Partially offsetting these increases is a $50.7 million reduction in the Canada Health and Social Transfers predominantly the result of slower than anticipated resolution to the fiscal imbalance at the federal, provincial and territorial level. In total, revenues are forecast to be $187.6 million over the 2006 Budget projection.
Current projections for Manitoba Health forecast an additional requirement of $72.0 million including $28.3 million for Regional Health Authority operations, $24.6 million for medical remuneration and $13.2 million for expansion of the oncology drug program. As previously reported, costs related to forest fire suppression and flooding will be $27.0 million higher than budget while the additional costs for highway maintenance and preservation activities are forecast to be $20.0 million. Other cost pressures include $25.1 million in the Department of Education, Citizenship and Youth, primarily for capital grants for school as a result of favorable weather for construction, and additional costs in the Department of Family Services and Housing for child maintenance and implementing the recommendations from the external reviews of the child welfare system. In total, expenditures are forecast to be $178.2 million higher than budget.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

The year end positive balance for 2006/07 is forecast to be $3.4 million, after a draw from the Fiscal Stabilization Fund of up to $49.3 million for wait time reduction and other health related programming and $26.3 million for general programs. Efforts to manage expenditures resulted in the reduction of the projected draw for general requirements, down from a projection of $105.0 million in the second quarter.
COMPLIANCE WITH BALANCED BUDGET LEGISLATION
The Balanced Budget, Debt Repayment and Taxpayer Accountability Act includes a requirement for the Minister of Finance to report on compliance with the Act in the government’s Third Quarter Financial Report (for the period ending December 31). Based on the projection of a $3.4 million positive balance, the government will be in compliance with this Act.
FISCAL STABILIZATION FUND
The fund is projected to have a balance of $477.0 million at the end of the fiscal year. The projected status of the Fiscal Stabilization Fund is provided on page 13.
BORROWING ACTIVITY
The original estimate of borrowing requirements identified in the 2006 Budget was $2,762.0 million including refinancing, funding for Manitoba Hydro, capital investments, Health’s capital programs and new self sustaining requirements. This requirement had decreased to $2,673.0 million as a result of lower capital requirements for Manitoba Hydro and market conditions resulting in lower than anticipated debt issues called prior to maturity, as noted in the second quarter report, combined with pre-funding for fiscal year 2007/08.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

STATEMENT OF REVENUE AND EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Revenue
Own Source Revenue	4,092,994	4,057,884	35,110	3,932,864	160,130
Government of Canada	2,272,613	2,299,366	(26,753)	2,105,684	166,929

Total Revenue	6,365,607	6,357,250	8,357	6,038,548	327,059

Expenditure
Program Expenditure	6,088,803	6,202,638	(113,835)	5,811,382	277,421
Debt Servicing	228,246	231,307	(3,061)	251,885	(23,639)

Total Expenditure	6,317,049	6,433,945	(116,896)	6,063,267	253,782

Net Revenue/(Expenditure)	48,558	(76,695)	125,253	(24,719)	73,277

Interfund Transfers
Debt/Pension Repayment	—	—	—	—	—
Fiscal Stabilization Fund	—	—	—	—	—

Total Interfund Transfers	—	—	—	—	—

Net Revenue/(Expenditure) After Interfund Transfers	48,558	(76,695)	125,253	(24,719)	73,277

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

OPERATING FUND
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Taxation:
Finance
- Individual Income Tax	1,520,934	1,488,954	31,980	1,439,613	81,321
- Corporation Income Tax	273,920	281,282	(7,362)	271,300	2,620
- Corporation Capital Tax	120,498	122,665	(2,167)	125,964	(5,466)
- Gasoline Tax	103,226	103,184	42	103,614	(388)
- Insurance Corporations Tax	44,692	44,377	315	43,285	1,407
- Land Transfer Tax	31,616	29,726	1,890	26,009	5,607
- Levy for Health and Education	208,794	207,111	1,683	197,211	11,583
- Mining Tax	38,552	39,686	(1,134)	40,650	(2,098)
- Motive Fuel Tax	59,062	57,310	1,752	55,728	3,334
- Retail Sales Tax	854,574	849,380	5,194	807,803	46,771
- Tax Administration and Miscellaneous Tax Act	44,164	45,221	(1,057)	46,214	(2,050)
- Tobacco Tax	150,776	138,626	12,150	135,801	14,975
- Other Taxes	2,342	2,305	37	2,280	62

	3,453,150	3,409,827	43,323	3,295,472	157,678
Science, Technology, Energy and Mines			)
- Oil and Natural Gas Tax	11,047	11,886	(839)	3,328	7,719

	3,464,197	3,421,713	42,484	3,298,800	165,397

Other Revenue:
Infrastructure and Transportation	86,331	90,430	(4,099)	90,400	(4,069)
Justice	29,832	28,570	1,262	25,717	4,115
Water Power Rentals	81,626	85,873	(4,247)	93,260	(11,634)
Manitoba Lotteries Corporation	200,000	198,000	2,000	202,000	(2,000)
Manitoba Liquor Control Commission	141,200	144,200	(3,000)	134,300	6,900
Other Sources	89,808	89,098	710	88,387	1,421

	628,797	636,171	(7,374)	634,064	(5,267)

Total Own Source Revenue	4,092,994	4,057,884	35,110	3,932,864	160,130

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

OPERATING FUND
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Government of Canada:
Equalization	1,277,708	1,277,708	—	1,200,763	76,945
Bill C-48	48,911	48,911	—	—	48,911
Canada Health Transfer (CHT)	572,281	571,376	905	544,569	27,712
Canada Social Transfer (CST)	246,487	244,916	1,571	240,048	6,439
Child Care	23,683	23,683	—	25,612	(1,929)
Health Funds	8,343	8,596	(253)	12,264	(3,921)
Departments
- Labour Market Agreements	46,335	46,335	—	46,335	—
- Other Agreements	48,865	77,841	(28,976)	36,093	12,772

Total Government of Canada	2,272,613	2,299,366	(26,753)	2,105,684	166,929

Total Revenue	6,365,607	6,357,250	8,357	6,038,548	327,059

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

OPERATING FUND
STATEMENT OF PART A — OPERATING EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
Legislative Assembly	19,946	20,796	(850)	18,650	1,296
Executive Council	2,458	2,442	16	2,485	(27)
Aboriginal and Northern Affairs	26,366	26,131	235	23,732	2,634
Advanced Education and Literacy	382,785	379,778	3,007	359,789	22,996
Agriculture, Food and Rural Initiatives	90,808	102,411	(11,603)	85,294	5,514
Civil Service Commission	3,724	4,032	(308)	3,675	49
Competitiveness, Training and Trade	67,281	67,403	(122)	63,345	3,936
Conservation	82,792	86,934	(4,142)	82,710	82
Culture, Heritage and Tourism	55,503	56,995	(1,492)	55,666	(163)
Education, Citizenship and Youth	939,533	938,376	1,157	891,083	48,450
Employee Pensions and Other Costs	51,894	53,140	(1,246)	48,196	3,698
Family Services and Housing	740,801	766,806	(26,005)	714,257	26,544
Finance — Departmental Costs	81,311	82,877	(1,566)	82,337	(1,026)
Finance — Debt Servicing Costs	228,246	231,307	(3,061)	251,885	(23,639)
Health	2,681,572	2,713,029	(31,457)	2,557,343	124,229
Healthy Child Manitoba	18,390	18,841	(451)	16,626	1,764
Infrastructure and Transportation	332,500	341,887	(9,387)	312,406	20,094
Intergovernmental Affairs	164,544	174,378	(9,834)	161,321	3,223
Justice	203,248	206,264	(3,016)	198,433	4,815
Labour and Immigration	22,986	24,328	(1,342)	22,128	858
Manitoba Seniors and Healthy Aging Secretariat	660	747	(87)	655	5
Science, Technology, Energy and Mines	51,674	55,139	(3,465)	47,912	3,762
Sport	8,589	8,585	4	8,428	161
Water Stewardship	18,093	20,823	(2,730)	17,750	343
Enabling Appropriations	1,661	2,591	(930)	1,264	397
Other Appropriations	39,684	47,905	(8,221)	35,896	3,788

Total Expenditure	6,317,049	6,433,945	(116,896)	6,063,266	253,783

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

OPERATING FUND
STATEMENT OF PART B — CAPITAL INVESTMENT
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006
(UNAUDITED)
($000s)

	2006/07	Comparison to 2006/07		Comparison to 2005/06
	ACTUAL	Estimate	Variance	Actual	Variance
General Assets

Legislative Assembly	6	28	(22)	9	(3)
Agriculture, Food and Rural Initiatives	—	54	(54)	53	(53)
Competitiveness Training and Trade	—	—	—	355	(355)
Conservation	1,306	1,740	(434)	374	932
Culture, Heritage and Tourism	31	50	(19)	—	31
Finance	1,409	1,505	(96)	1,172	237
Health	1,084	1,999	(915)	98	986
Infrastructure and Transportation	153	660	(507)	376	(223)
Justice	26,632	27,193	(561)	23,846	2,786
Science, Technology, Energy and Mines	484	737	(253)	665	(181)
Water Stewardship	4,100	6,988	(2,888)	5,125	(1,025)
Enabling Appropriations	279	433	(154)	—	279

Total General Assets	35,484	41,387	(5,903)	32,073	3,411

Infrastructure Assets

Conservation	5,328	6,557	(1,229)	2,256	3,072
Infrastructure and Transportation	112,477	108,633	3,844	84,665	27,812
Manitoba Floodway Expansion	86,264	113,264	(27,000)	24,538	61,726

Total Infrastructure Assets	204,069	228,454	(24,385)	111,459	92,610

Total Capital Assets	239,553	269,841	(30,288)	143,532	96,021

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

OPERATING FUND
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
December 31, 2006
(with comparative figures for March 31, 2006)
(UNAUDITED)
($000s)

	Canadian	Canadian	Increase
	Dollar	Dollar	(Decrease)
	Valuation	Valuation	December 31, 2006
	(Note 1)	(Note 1)	over
	December 31, 2006	March 31, 2006	March 31, 2006
Provincial Borrowings Payable in:
Canadian Dollars	13,684,320	13,710,863	(26,543)
Issues Hedged to Canadian Dollars	2,519,100	2,834,264	(315,164)
U.S. Dollars	2,217,624	2,221,050	(3,426)
Issues Hedged to U.S. Dollars	616,388	617,340	(952)

Subtotal Provincial Borrowings	19,037,432	19,383,517	(346,085)

Guarantees and Obligations Payable in:
Canadian Dollars	1,346,751	1,229,575	117,176
U.S. Dollars	—	—	—

Subtotal Guarantees and Obligations (Note 2)	1,346,751	1,229,575	117,176

Subtotal Provincial Borrowings, Guarantees and Obligations (Note 3)	20,384,183	20,613,092	(228,909)
Less: Sinking Fund Investments	(4,294,207)	(4,475,996)	(181,789)
Less: Debt Retirement Fund	(25,002)	(25,000)	2

Total Provincial Borrowings, Guarantees and Obligations Outstanding (Note 4)	16,064,974	16,112,096	(47,122)

Note to Reader:
Outstanding provincial borrowings will fluctuate during the fiscal year as a result of the timing of borrowing activities of the Province. While current accounting standards identify Net Debt as the best presentation of a government’s financial position, certain valuations used in the calculation of Net Debt are not available on a quarterly basis. Net Debt is defined as total liabilities less the financial assets available to repay those liabilities. The Public Accounts for the year ended March 31, 2006 reflected Net Debt of the operating fund to be $8.3 billion (see Public Accounts, Volume 1, page 105) and for the government reporting entity to be $10.5 billion (See Public Accounts, Volume 1, page 55).

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

OPERATING FUND
STATEMENT OF PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
December 31, 2006
(with comparative figures for March 31, 2006)
NOTES:

1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at December 31, 2006 and at March 31, 2006. As at December 31, 2006, the U.S. dollar exchange rate was $1.1653 ($ 1.1671 at March 31, 2006).

2.	Includes borrowings of Manitoba Hydro which has been guaranteed by the Province, Government Enterprises and Other payables and third party debt of health care facilities.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2006, total provincial borrowings and guarantees were payable 86% in Canadian dollars and 14% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings was payable 61% in Canadian dollars (60% at March 31, 2006) and 39% in U.S. dollars (40% at March 31, 2006).

4.	The above borrowings, guarantees and obligations were outstanding for the following purposes:

	December 31, 2006		March 31, 2006
	($ Thousands)	($ Per Capita)	($ Thousands)	($ Per Capita)
		(Note 5)		(Note 5)
General Government Programs	6,355,330	5,393	6,582,745	5,598
Manitoba Hydro	6,630,254	5,626	6,524,289	5,548
Capital Investments	532,609	452	463,766	394
Health Facilities	734,834	624	766,834	652
Government Enterprises and Other (Note 6)	502,336	426	502,336	427
Other Crown Organizations	1,309,611	1,111	1,272,126	1,082

	16,064,974	13,632	16,112,096	13,701

	(Note 7)
5.	Per Capita data is based upon population figures at July 1, 2006 and April 1, 2006 as reported by Statistics Canada.

6.	In 2003/04, the Province, in accordance with PSAB GAAP, changed its accounting treatment for certain amounts owed to Canada and for debentures issued by certain school boards and hospitals, the debt service of which is paid with future grants from the Government. Amounts owed to the Federal Government over time, which were previously treated as accounts payable are now accounted for as loans payable. Debentures issued by school boards and hospitals, were previously recognized as an expense over the life of the debentures as grants for debt service were made and held by the Provincial Sinking Fund and Manitoba Public Insurance (MPI), (a Crown corporation). Now the obligation to fund debt principal payments is expensed in full at the time the debenture is issued. Any of these debentures held by MPI are recorded as “Loans Payable to Government Enterprises”. The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.

7.	Provincial borrowings, guarantees and obligations decreased by $47.1 million. This decrease was primarily due to matured General Government Program and Health Facilities borrowings which have not yet been refinanced, offset by Part B Capital requirements and funding of Manitoba Hydro’s capital program. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar borrowings.

8.	Manitoba’s net general purpose debt to GDP ratio is projected to be 14.8% in 2006/07, down from 15.6% in 2005/06 and from 20.9% in 1999/2000. GDP data reflects the latest information available from Manitoba Bureau of Statistics.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

DEBT RETIREMENT FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2007
(with comparative figures for March 31, 2006)
($000s)

	2006/07	2005/06
	Projection	Actual (2)
Fund Balance, Beginning of Year	25,000	—

Revenue:
Interest Earnings	1,000	—
Transfer from Operating Fund (1)	110,495	110,495

	111,495	110,495

Expenditure:
Transfer to Operating Fund for:
- Pension Assets Fund (3)	(85,495)	(85,495)
- Sinking Fund Obligation	—	—

	(85,495)	(85,495)

Fund Balance, End of Year	51,000	25,000

Notes:
(1)	Based on projection included in the 2006 Budget.

(2)	Based on 2005/06 Public Accounts.

(3)	The actual allocation of funds for 2006/07 will be determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

PENSION ASSETS FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2007
(with comparative figures for March 31, 2006)
($000s)

	2006/07	2005/06
	Projection(1)	Actual(2)
Fund Balance, Beginning of Year	536,986	382,342

Revenue:
Interest Earnings	68,000	60,761
Transfer from Debt Retirement Fund (3)	85,495	85,495
Transfer from Departments and Crown Corporations	10,250	8,388

	163,745	154,644

Fund Balance, End of Year	700,731	536,986

Notes:
(1)	Based on YTD earnings and contributions (extrapolated to March 31, 2007)

(2)	Based on 2005/06 Public Accounts

(3)	The actual allocation of funds for 2006/07 will be determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

FISCAL STABILIZATION FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2007
(with comparative figures for March 31, 2006)
($000s)

	2006/07	2005/06
	Projection	Actual (1)
Health Programs

Program Fund Balance — Beginning of Year	202,411	210,067
Interest Earnings	5,761	6,044
Transfer to General Programs
- Wait Time Reduction	—	(13,700)
Transfer (to)/from the Operating Fund
- Wait Time Reduction and other Health Related Programming	(49,252)	—

Program Fund Balance — End of Year	158,920	202,411

General Programs

Program Fund Balance — Beginning of Year	329,576	275,876
Interest Earnings	11,406	8,915
Recovered from Health Programs
- Wait Time Reduction Programming	—	13,700
Transfer (to)/from the Operating Fund
- Year-end Positive Balance	3,353	31,085
- General Requirements	(26,300)	—

Fund Balance — End of Year	318,035	329,576

Total Fund Balance, End of Year	476,955	531,987

Note:
(1)	Based on 2005/06 Public Accounts.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2006

PROJECTED OPERATING FUND
FOR THE YEAR ENDING MARCH 31, 2007
($000s)

	Revised	Budget
	Projection	Estimate
Revenue	8,838,674	8,651,036

Expenditure	8,800,378	8,622,203

Net Revenue/(Expenditure)	38,296	28,833

Interfund Transfers
Debt/Pension Repayment	(110,495)	(110,495)
Fiscal Stabilization Fund
- Wait Time Reduction and other
Health Related Programming	49,252	30,000
- Other general requirements	26,300	55,000

Sub-total Interfund Transfers	(34,943)	(25,495)

Balance Under Balanced Budget Legislation	3,353	3,338